Filed By Handspring, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
And deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: Handspring, Inc.
Registration Statement File No. 333-106829

Below are excerpts from a script for a conference call held by Handspring, Inc. on July 22, 2003 concerning the company’s financial results for its fourth quarter of fiscal 2003 ending on June 28, 2003. These excerpts relate to the proposed merger of Palm, Inc. and Handspring, Inc.

Excerpts from Q4 Conference Call Remarks by Bill Slakey, Vice President and Chief Financial Officer of Handspring, Inc.

The early reception and reviews of our new product give us real reasons for optimism as we enter fiscal 2004. We anticipate shipping the product late this quarter and supporting a full customer launch of the product in October. We have the resources required to launch the product well, and assuming our merger with Palm is successfully completed in the fall, we believe that going forward there we will be many opportunities for new synergies with Palm in order to drive higher sales of the Treo 600 than we could as a stand alone company, and to do so with lower product and operating costs.

Let me note for you that, while we anticipate reporting our Q1 results to you in October, depending on the actual timing of the closing of the merger, it is possible that Handspring will not report those results as an independent company, or may not file a first quarter 10Q as an independent company. We will notify investors at the end of the quarter, as timing of SEC reviews, regulatory reviews, and shareholder votes become clearer.

Excerpts from Q4 Conference Call Remarks by Donna Dubinsky, Chief Executive Officer of Handspring, Inc.

Excerpt 1
Let me now give you an update on our Palm merger plans.

On the regulatory side, Palm filed the S-4 describing both the Handspring acquisition and the PalmSource spin-off on July 3. I encourage you to review this document for a complete description of this complex transaction. In addition, Palm and Handspring submitted the HSR filings on July 8, and have made all required international filings. The dates of these filings are consistent with the schedule we presented to you when we announced the transaction on June 4th, and leave us on target for closing the transaction this fall, subject to regulatory review and shareholder approval.

As with any merger, there is a great amount of planning required to determine the right organizational structure and the best, merged, product roadmap. While we are not operating today as a merged company, we are preparing much of the groundwork as to how to work together once the transaction closes. Specifically, we have put in place a process to examine each function in order to determine the right organization, people, systems, and synergies.

I’m pleased to tell you that this work is progressing smoothly. Some top-line decisions have been made, such as the overall structure for the combined company. The fundamental operating principle for the new company will be to organize on a business unit structure, with one unit called the Handheld Business Unit, to be run by Palm’s senior vice president Ken Wirt, and the other unit called the Wireless Business Unit, to be headed up by Handspring’s president and chief operating officer, Ed Colligan. Both Ken and Ed will report to Todd Bradley, the Palm Solutions Group CEO. We’ve been analyzing each function to determine which activities are to be centralized, and which activities are to be decentralized into the business units.

In addition, a group of employees from both companies are planning integration activities. This early planning work will enable us to quickly operate as one company once the transaction closes.

Most of all, I’ve been pleased with the positive attitudes and approaches to the integration challenges, both at the executive level and throughout the organizations. I believe that the two teams are working well together, looking carefully at best practices, thoughtfully considering changes that will be implemented after the close, evaluating how the proposed synergies will be achieved, and, in general, creating the framework from which a strong company can emerge.

Excerpt 2
The merger with the Palm Solutions Group offers the best route to ensuring that our breakthrough products and our unique culture can have the impact that we’d like. As we work closely with our colleagues from Palm, we see a common vision for the future. We bring complimentary skills, products and assets to the combined company. And we feel more confident, every day, that this combination has the opportunity to create the leader in the next generation of personal computing and communications.